SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                              Form 12b-25

                      Commission File Number 001-03920
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                        NOTIFICATION OF LATE FILING

  (Check One):   Form 10-K    Form 11-K    Form 20-F   X Form 10-Q
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Form N-SAR
     For Period Ended: June 30, 2000
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_Transition Report on Form 10-K _ Transition Report on Form 10-Q

_Transition Report on Form 20-F _ Transition Report on Form N-SAR

_Transition Report on Form 11-K
    For the Transition Period Ended: _______________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:
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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant  Kinark Corporation
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Former name if applicable
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Address of principal executive office (Street and number) 2250 East 73rd Street
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City, state and zip code Tulsa, Oklahoma 74136-6832
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                                     PART II
                              RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Quarterly Report on Form 10-Q within the prescribed time period due to the complexity and timing of the transactions described in response to Part IV, Item (3) of this form 12b-25.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Paul R. Chastain        (918)           494-0964
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         (Name)               (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                         X  Yes       No
                                        ---       ---
     (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         X  Yes       No
                                        ---       ---
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Kinark Corporation
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                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:   August 16, 2000             By: /s/Paul R. Chastain
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                                             Paul R. Chastain
                                             Vice President and Chief
                                             Financial Officer




                           Attachment to Part IV, Item (3)

On June 26, 2000, the Company sold all of the common stock of its wholly owned subsidiary, Lake River Corporation, to LRT Holding Company, Inc., pursuant to a stock purchase agreement dated June 23, 2000, in exchange for cash in the amount of $26,400. Such an amount subsequently was increased to $32,460 based upon certain accounts receivable and accounts payable levels as described in the stock purchase agreement.

On June 26, 2000, the Company sold all of the common stock of its wholly owned subsidiary, North American Warehousing Company, to NAWC Holding Company, Inc., pursuant to a stock purchase agreement dated June 23, 2000, in exchange for cash in the amount of $166,000. Such amount subsequently was increased to $350,185 based upon certain accounts receivable and accounts payable levels as described in the stock purchase agreement.

Lake River Corporation and North American Warehousing Company represented approximately 15% of the Company's 1999 sales. Both of the acquiring corporations are controlled by members of the existing management of Lake River Corporation and North American Warehousing Company.

The Company expects to report a net loss on the disposal of business segments of approximately $630,000 and $239,000 for Lake River Corporation and North American Warehousing Company, respectively. The Company will report the results of these transactions as a loss on the disposal of discontinued operations in the quarter ended June 30, 2000.